HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2005 OCT -5 A 11:

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

05011645

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	27.09.05

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

OCT 18 2005

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of August 31, 2005 (English version) and the Interim Report as of June 30, 2005 (English version).

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

Interim Report
as of June 30, 2005

HYPOTHEKENBANK IN ESSEN AG


NANJING
Hengyang
Guilin
Wuzhou
Foshan
Zhanjiang
Macao
Hong Kong
Victoria
Taichung
KAOHSIUNG
Haikou
Luzon
Mindoro
Palawan
Qui Nhon
Da Nang
Meer

A member of the COMMERZBANK

At a Glance

	June 30, 2005 in € m	Dec 31, 2004 in € m
Balance sheet total	82,144	79,461
Subscribed capital and reserves	699	654
Profit-sharing certificates	314	319
Subordinated liabilities	357	358
Claims outstanding		
Mortgage loans	7,088	7,258
Public-sector loans	32,757	33,102
Securities issued by other borrowers	33,568	30,588
Other loans/other claims	5,733	5,047
Liabilities		
to banks	16,820	15,041
to customers	3,895	4,160
Securitized liabilities	59,456	58,399

	June 30, 2005 in € m	June 30, 2004 in € m
New lending commitments		
Mortgage loans	555	1,719
Public-sector loans	4,556	2,188
Securities issued by other borrowers	6,728	6,697
Profit and loss account		
Net interest income	139.9	117.3
Net interest and commission income	137.6	111.8
General operating expenses	16.0	14.8
Operating result before provision for possible loan losses	122.3	98.9
Provision for possible loan losses	–35.1	–18.5
Operating result	87.2	80.4

Dear Business Colleagues,

Having posted a growth rate of nearly 5% in 2004 – the strongest growth for the past three decades – the world economy lost some of its momentum in the first half of 2005. To a certain extent, this development can be explained by the fact that crude oil prices continuously surged to new record levels. Despite all prophecies of doom the United States and the People's Republic of China have remained the engine of global economic expansion. Notwithstanding the slowdown in export activity, the Japanese economy continued on its way to recovery. Economic performance in the euro area, in contrast, remained rather sluggish, with the Italian economy even slipping into a recession.

In spite of the significant increase in crude oil prices global inflation maintained its low level. If at all, there was some inflationary pressure in the United States. There, moderate wage increases combined with a decrease in labor productivity resulted in a pick-up in unit labor costs. In view of the extremely fierce competition, however, it is rather unlikely that companies will be able to fully pass on this increase in costs to their customers. Instead, they will have to accept that their historically high profit margins are set to narrow.

Despite the economic recovery, deflation in Japan has not yet been overcome. In the euro area wages increased only moderately and inflation hovered around the 2% mark in the period under review.

The Federal Reserve continued its series of interest rate hikes, which started in June 2004, without any interruption. In each Open Market Committee Meeting, the federal funds target rate was increased by 25 basis points. In total, the Federal Reserve thus lifted its key interest rate by one percentage point to 3.25% in the first half of this year. Despite this tightening of the monetary reins, the U.S. bond market developed favorably. It was only in February and March that increasing concerns about inflation triggered yield pick-ups. Yields for 10-year U.S. Treasury Notes dropped from somewhat more than 4.2% as at year-end 2004 to around 3.9% at the end of the reporting period. This unusual reaction by the U.S. bond market, which was called a 'conundrum' by Alan Greenspan in mid-February, might, amongst other influencing parameters, well be ascribed to the fact that some market participants bet on a marked slowdown in U.S. economic growth.

This, in turn, would lead to an early end to the series of Fed rate hikes. The disappointing economic performance in the euro area prompted bank economists to repeatedly postpone their forecasted date for an ECB interest hike. Certain well-known economic research institutes have even come to expect that the monetary watchdogs in the Euro Tower will once again cut interest rates. In this environment the German bond market was bullish and beat all records: 10-year Bund yields dropped from 3.7% as at year-end 2004 to some 3.1% at the end of the reporting period. Even at the times of the gold standard during the German *Kaiserreich* yields never fell to such a low level. The yield spread of 10-year *Pfandbriefe* over Bunds with the same maturity hovered closely around 10 basis points in the period under review.

Comparison of bond yields in the United States and Germany
June 30, 2004 – June 30, 2005


%
percentage points
5.0
4.6
4.2
3.8
3.4
3.0
2.0
1.6
1.2
0.8
0.4
0.0
Jul 04
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 05

Source: Bloomberg

■ 10-year Treasury Notes (left scale)

10-year Bunds (left scale)

Yield spread of Treasury Notes over Bunds (right scale)

Public-sector lending

The total volume of new public-sector lending commitments rose by as much as 27% from €8.9bn as of June 30, 2004 to €11.3bn in the period under review. This substantial increase is mainly due to the favorable margin development, with average margins exceeding the threshold of 10 basis points. €9.5bn (€7.6bn in the previous year), or some 84% of the total volume of new loans and securities, are eligible to serve as cover for public-sector *Pfandbriefe*.
In view of the fact that certain legal provisions limiting the eligibility of foreign loans to serve as *Pfandbrief* cover will cease to apply to loans granted within the EU and that there will be certain changes in the legal treatment of credit institutions governed by public law as from July 19, 2005, we increased the total volume of loans granted to foreign borrowers by 56% to €2.8bn compared to €1.8bn in the previous year. As from July 19, 2005 the legal provisions limiting the percentage of foreign loans in the public-sector cover pool to 10% will only apply to foreign loans granted to borrowers outside the European Union. Loans granted to these borrowers totaled €0.5bn in the reporting period. The total volume of loans granted to foreign borrowers, including loans which are not eligible to serve as cover, rose to €4.6bn (€2.9bn). Within Europe, the majority of new loans was granted to borrowers in Italy, Austria and Spain. However, Essen Hyp also expanded its lending activities in Japan and granted loans amounting to €0.4bn to Japanese borrowers.
Additionally, Essen Hyp took securities issued by other borrowers totaling €1.8bn (€1.3bn) onto its books.

Breakdown of public-sector loans by borrowers as of June 30, 2005 in € bn


German public-sector borrowers
German entities governed by public law
Foreign public-sector borrowers and entities governed by public law
60
50
40
30
20
10
0
56
55
53
56
57
2001
2002
2003
2004
2005

Composition of our public-sector cover pool as of June 30, 2005 in %


Other loans to foreign borrowers
2.4
Loans within the EU
12.6
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
8.7
Credit institutions governed by public law and savings banks
29.0
The German Federal Government and the Federal Government's Special Fund, the German Federal States *(Länder)* and public-sector credit institutions with special tasks (risk weighting of 0)
47.3

Total: €53.7bn

Real estate financing

Compared to the extremely high volume of new loans generated in the previous year (€1.7bn), the total volume of new lending commitments decreased to just €0.6bn in the period under review. This decrease can mainly be ascribed to the fact that the previous year's figure includes the one-off effect from a portfolio acquisition of some €0.9bn.
Adjusted for this one-off effect, the total volume of new loans dropped below the previous year's figure by some €0.2bn.
As in the previous year, Essen Hyp offered attractive loan terms and special loan programs to private clients.
Whereas, however, private clients made great use of these programs in 2004, they were far more restrained in the period under review – despite the fact that interest rates maintained their low level and that house prices are stable or even on the decline. The stagnation in disposable income and ongoing concerns about the labor market situation weighed on the demand for owner-occupied houses and condominiums.
In addition to this, many clients already bought a home in the previous years due to the ongoing debate on the abolishment of the government's support program for homebuyers *(Eigenheimzulage)*. In line with the sectoral trend, the total volume of new home loans granted in Germany thus dropped to less than €0.1bn compared to €1.3bn in the previous year.
In the United States and in France, Essen Hyp participated in two syndicated loans to finance multi-family buildings.
Commercial loans granted in Germany totaled €0.2bn and thus maintained the previous year's level (€0.2bn). These loans are mostly secured by office and administrative buildings, as well as retail and logistics properties. Less than 5% of the new commercial loans were granted in the East German Federal States.
In contrast to this, the total volume of our new commercial lending commitments outside Germany exceeded the previous year's figure of €0.2bn and came to €0.3bn. The main focus was on the United Kingdom, France, Spain and Poland, while a smaller amount was also granted in the United States.
In accordance with the bank's credit guidelines, these loans are mainly secured by office and administrative

New lending commitments as of June 30, 2005

Breakdown by type of property in %


Logistics centers and warehouses
5.9
Other
3.0
Owner-occupied houses and condominiums
5.0
Apartment buildings
10.7
Office
36.4
Industrial
0.2
Retail
35.6
Hotels and restaurants
3.2

Total: approx. €0.6bn

Breakdown by region in %


Commercial properties East German Federal States
4.0
Residential properties outside Germany
9.2
Residential properties West German Federal States
5.2
Residential properties East German Federal States
1.4
Commercial properties outside Germany
55.2
Commercial properties West German Federal States
25.0

buildings, as well as retail properties. In the period under review our main focus was on generating satisfactory margins on our new loans and on optimizing our existing loan portfolio in view of the implementation of the Internal Rating Based Approach (IRB) in accordance with Basel II and EU regulations. Initial model calculations carried out in accordance with the IRB provided Essen Hyp with important insights which will allow for an optimal capital allocation in the real estate financing segment. These model calculations will be reviewed in the framework of the so-called quantitative impact study QIS 5, in which Essen Hyp participates.

New lending commitments as of June 30, 2005
International real estate financing
Breakdown by countries in %


Spain 19.2
Retail 97.1
Hotels and restaurants 2.9
Poland 14.0
Retail 100.0
France 22.0
Office 84.8
Residential/apartment buildings 15.2
United States 16.1
Office 32.3
Apartment buildings 67.7
United Kingdom 28.7
Office 100.0

Total: €357.2m

Funding and balance sheet total

Essen Hyp raised funds totaling €16.5bn (€18.2bn) in the period under review and continued to benefit from extremely favorable funding conditions. Of this figure, public-sector *Pfandbriefe* accounted for €8.9bn (€10.9bn), while mortgage *Pfandbriefe* accounted for €0.7bn (€0.8bn). Up to the end of May 2005 Essen Hyp had issued one Jumbo *Pfandbrief* and two Global *Pfandbriefe* with a total volume of €3.5bn. In addition, Essen Hyp increased an existing Jumbo by €0.25bn. In June, we successfully launched another public-sector Jumbo *Pfandbrief* totaling €1.25bn. More than 55% of this issue was placed with international investors, mainly in France, the UK and Italy.
In addition to this, Essen Hyp issued unsecured bonds totaling €6.9bn (€6.5bn), most of which were placed via our Debt Issuance Program and our Commercial Paper Program.
As of June 30, 2005 Essen Hyp's balance sheet total stood at €82.1bn (€79.5bn).

Development of balance sheet total as of June 30, 2005 in € bn


82.1
80
70
60
50
40
25.4
30
20
10
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Profit and loss account

Essen Hyp's net interest income saw a clear increase compared to the same period in the previous year. At €139.9m, net interest income exceeded the previous year's figure of €117.3m* by €22.6m. This development is above all due to the fact that the bank's portfolio of bonds and other fixed income securities was increased by some €3bn and that Essen Hyp continued its successful spread management. Net commission income, too, improved by €3.2m from €-5.5m to €-2.3m. This can mainly be ascribed to a cut back in commission expenses due to a decrease in brokers' fees in the real estate business. As a result, our net interest and commission income grew from €111.8m to €137.6m, an increase of €25.8m over the first half of 2004. The increase in general operating expenses can mainly be ascribed to higher personnel costs due to the implementation of Basel II, as well as to the one-off effect from the 4th International Capital Market Conference, which took place last June. General operating expenses totaled €16m compared to €14.8m in the previous year. Taking into account net other operating income and expenses totaling €0.7m (€1.9m), our operating result before provision for possible loan losses came to €122.3m. This is an increase of €23.4m compared to the previous year (€98.9m).

Provision for possible loan losses rose from €-18.5m to €-35.1m. On the one hand, this increase is due to scheduled

* The previous year's figures were adjusted to the following changes made in the presentation of our business results, which took effect on January 1, 2005:

1. Price gains and losses from notes are reported in the net provision for possible loan losses by means of cross-compensation (previously: net interest income).
2. Costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses (previously: net other operating income and expenses).

allocations to credit risk provisioning. On the other hand, provision for possible loan losses also includes income and expenses in accordance with cross-compensation pursuant to Section 340f (3) of the German Commercial Code *(HGB)*, which was impaired by the net expenses from securities operations.

Taking these figures into account, the bank's operating result before tax for the first two quarters of 2005 came to €87.2m, an 8.5% increase compared to the €80.4m reported in the previous year.

Figures from the profit and loss account in € m


140
120
100
80
60
40
20
0
137.6
111.8
14.8
16.0
1.9
0.7
18.5
35.1
80.4
87.2
Net interest and commission income
General operating expenses
Net other operating income and expenses
Provision for possible loan losses
Operating result
June 30, 2004
June 30, 2005

Relationship management

The highlight of Essen Hyp's relationship management activities certainly was the 4th International Capital Market Conference, which took place on June 15 and 16 this year. Similar to the previous capital market conferences some 500 capital market partners, business representatives and guests from politics and the public made their way to Essen in order to join this event. The issues on the agenda included the new *Pfandbrief* Act, the harmonization of international issuance criteria for covered bonds, true sales, structured *Pfandbriefe* and the increasing importance of public-private partnerships. The highlights of the conference were undoubtedly the guest speech by the former Prime Minister of Hungary, Gyula Horn, and the discussion panel on the future competitiveness of Germany as an economic location. Chaired by Manfred Erdenberger, presenter at the German radio and TV channel WDR, this panel was composed of Prof. Dr. h.c. Lothar Späth, Country Head Germany and Austria, Merrill Lynch; Philipp Vorndran, CEO Germany & Senior Investment Strategist, Credit Suisse Asset Management; Dr. Hugo Müller-Vogg, Journalist; Hermann-Josef Lamberti, Member of the Board of Managing Directors, Deutsche Bank, and Oswald Metzger, former spokesman on budgetary issues of the Green Party. All presentations and discussion panels can be viewed on our website www.essenhyp.com.

Future prospects

In view of the mid-year business results of Hypothekenbank in Essen AG we can state that we have so far fully met the targets we have set for the current financial year. Hence, we are confident that we will be able to meet our target which is to maintain, or even improve, the return on equity after tax of 14.3% reported in the previous year.

Essen, July 2005

The Board of Managing Directors

Figures from the Balance Sheet

	June 30, 2005 in € m	Dec 31, 2004 in € m	Change in € m	in %
Claims on banks	17,079.8	16,036.6	1,043.2	6.5
a) mortgage loans	1.7	1.7	0.0	0.0
b) public-sector loans	11,505.8	11,148.0	357.8	3.2
c) other claims	5,572.3	4,886.9	685.4	14.0
Claims on customers	28,498.0	29,370.2	−872.2	−3.0
a) mortgage loans	7,086.2	7,256.2	−170.0	−2.3
b) public-sector loans	21,251.3	21,953.9	−702.6	−3.2
c) other claims	160.5	160.1	0.4	0.2
Bonds and other fixed income securities	34,794.2	31,936.2	2,858.0	8.9
a) bonds and notes	33,568.1	30,588.4	2,979.7	9.7
b) bonds and notes issued by Hypothekenbank in Essen AG	1,226.1	1,347.8	−121.7	−9.0
Liabilities to banks	16,820.0	15,041.2	1,778.8	11.8
a) registered mortgage *Pfandbriefe* issued	159.9	159.9	0.0	0.0
b) registered public-sector *Pfandbriefe* issued	700.1	721.2	−21.1	−2.9
c) other liabilities	15,960.0	14,160.1	1,799.9	12.7
Liabilities to customers	3,895.4	4,159.5	−264.1	−6.3
a) registered mortgage *Pfandbriefe* issued	718.2	734.6	−16.4	−2.2
b) registered public-sector *Pfandbriefe* issued	2,434.6	2,458.8	−24.2	−1.0
c) other liabilities	742.6	966.1	−223.5	−23.1
Securitized liabilities	59,546.2	58,398.5	1,147.7	2.0
a) mortgage *Pfandbriefe* issued	3,634.5	3,278.4	356.1	10.9
b) public-sector *Pfandbriefe* issued	50,681.1	49,391.4	1,289.7	2.6
c) other bonds and notes	5,230.6	5,728.7	−498.1	−8.7
Subordinated liabilities	356.6	357.7	−1.1	−0.3
Profit-sharing certificates	313.9	319.0	−5.1	−1.6
Capital and reserves	698.7	653.9	44.8	6.9
a) subscribed capital	314.0	269.3	44.7	16.6
b) capital reserve	384.7	384.6	0.1	0.0
Balance sheet total	**82,144.0**	**79,460.7**	**2,683.3**	**3.4**

Figures from the Profit and Loss Account

	Jan 1 – June 30, 2005 in € m	Jan 1 – June 30, 2004 in € m	Change in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	1,493.6	1,454.3	39.3	2.7
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	29.1	28.7	0.4	1.4
Interest paid	1,382.8	1,365.7	17.1	1.3
Net interest income	139.9	117.3	22.6	19.3
Commission received	0.9	2.1	−1.2	−57.1
Commission paid	3.2	7.6	−4.4	−57.9
Net commission income	*−2.3*	*−5.5*	*3.2*	*−58.2*
Net interest and commission income	137.6	111.8	25.8	23.1
Wages and salaries	5.9	5.4	0.5	9.3
Compulsory social security contributions	1.2	1.1	0.1	9.1
Other administrative expenses, including depreciation on tangible assets	8.9	8.3	0.6	7.2
General operating expenses	*16.0*	*14.8*	*1.2*	*8.1*
Net other operating income and expenses	0.7	1.9	−1.2	−63.2
Operating result before provision for possible loan losses	122.3	98.9	23.4	23.7
Provision for possible loan losses	−35.1	−18.5	−16.6	89.7
Operating result	**87.2**	**80.4**	**6.8**	**8.5**
Average number of staff	149	135		
including: part-time staff and trainees	21	13		

The previous year's figures were adjusted to the following changes made in the presentation of our business results:

a) Interest income and provision for possible loan losses (realized price gains and losses from notes are now reported in the provision for possible loan losses)

b) Other administrative expenses and net other operating income and expenses (costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are now reported in the other administrative expenses)

Head Office

ESSEN
Gildehofstrasse 1
45127 Essen
Germany
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under HRB (Register of Companies) Essen No. 7083

Branches

BERLIN
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

FRANKFURT
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

MUNICH
Romanstrasse 43
80639 Munich
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

BRUSSELS
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 41 43
Fax: +44 20 72 83 26 49
E-mail: london@essenhyp.com

NEW YORK
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
United States
Tel.: +1 212 7 50 88 55
Fax: +1 212 7 50 85 55
E-mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Chairman of the Supervisory Board

ANDREAS DE MAIZIÈRE
Member of the Board of Managing Directors of Commerzbank AG, Frankfurt/Main

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

MICHAEL FRÖHNER

ESSEN HYP

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Keep up with the latest trends - Essen Hyp's 4th Capital Market Conference was a tremendous success



The 4th Capital Market Conference of Hypothekenbank in Essen AG, which took place at the Messe Essen on June 15 and 16, 2005, once again was the perfect venue for international financial experts to meet up and share their views. Some 500 analysts, academics and capital market players came to Essen in order to discuss the latest trends on the capital and *Pfandbrief* markets with some 60 top-class panelists. » **Read more...**

▷ **Impressions of the 4th Capital Market Conference**
▷ **Videos and Download presentations**

▷ **Download Interim Report as of June 30, 2005**

Essen Hyp very satisfied with half-year business performance

▷ **Download Press Release of Hypothekenbank in Essen AG**



On March 17, 2005 Hypothekenbank in Essen AG (Essen Hyp) presented its 2004 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein.
The English version of our Annual Report 2004 is now available.

» **Annual Report 2004 (English version)**

vdp-Pfandbrief Curve



» **more**

Credit Research
Last Update
August 2005
» **more**

Economic and Interest Rate Outlook G3
» **more**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

▷ **Impressions of our Annual Reception on March 17, 2005**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.
» more

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

ESSEN HYP

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Interest Rate Forecast Meeting
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Investor Relations

Ratings and Analyses (as of: July 12, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

- **Standard & Poor's** — **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
- **Moody's** — **Rating analysis as of June 2002** and **rating confirmation as of March 7, 2003**.
- **Fitch Ratings** — Extract as of October 25, 2004; the complete report can be obtained from Fitch.

(Acrobat Reader required. **Download Acrobat Reader**)

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Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan 2005/2006

In defiance of all prophecies of doom, U.S. economic growth shows no signs of cooling down. Last year the U.S. economy grew by 4.4%. Facing this, the Federal Reserve is slowly taking its foot from the accelerator. Since June last year the Federal Reserve has spiraled up its key interest rate from 1.0% to 2.5% in six steps. Despite this tightening of the monetary reins the U.S. bond market was mainly friendly. Alan Greenspan himself, president of the Federal Reserve, called this divergent development a conundrum. In this publication I would like to point out and evaluate the attempts by market participants to explain the persistently low U.S. bond yield level. » more

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vdp-Pfandbrief Curve



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Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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vdp-Pfandbrief Curve



» **more**

Credit Research
Last Update
August 2005
» **more**

Economic and Interest Rate Outlook G3
» **more**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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Interest Rate Forecast Meeting on July 5, 2005

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of July 05, 2005: 2.00%

	3rd quarter of 2005	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006
Consensus Forecast	2.00%	2.00%	2.00%	2.00%	2.00%
Highest Forecast	2.10%	2.20%	2.20%	2.50%	2.75%
Lowest Forecast	2.00%	1.50%	1.50%	1.50%	1.50%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of July 05, 2005: 3.29%

	3rd quarter of 2005	4th quarter of 2005	1st quarter of 2006	2nd quarter of 2006	3rd quarter of 2006
Consensus Forecast	3.33%	3.40%	3.45%	3.55%	3.58%
Highest Forecast	4.00%	4.00%	4.10%	4.20%	4.50%
Lowest Forecast	3.10%	3.00%	3.00%	3.00%	2.75%
as of Quarter-end					

Participants:

Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Dr. Thomas Geer, Hypothekenbank in Essen AG, Essen (Treuhänder)
Patrick Braemer, Gallinat-Bank AG, Essen

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VDH-Pfandbrief Curve



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Credit Research
Last Update
May 2005
» **more**

Economic and Interest Rate Outlook G3
» **more**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! » **more**

Heinrich Bayer, Deutsche Postbank AG, Bonn
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Reinhold Knaus, Westfalenbank AG, Bochum
Dirk Hüttemann, Volksbank Marl-Recklinghausen eG, Marl
Matthias Preller, Landesbank Rheinland-Pfalz, Mainz
Axel Frein, Bankhaus Lampe KG, Düsseldorf
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Patrick Hussy, Deka Investment GmbH, Frankfurt am Main
Jan Bottermann, National-Bank AG, Essen
Thomas Hueck, Robert Bosch GmbH, Gerlingen
Ekkehard Link, National-Bank AG, Essen
Timo Klein, Global Insight (Deutschland) GmbH, Frankfurt am Main
Gordon Kolling, Commerzbank AG, Frankfurt am Main
Mario Kalupa, Gallinat-Bank AG, Essen
Dirk Schoppmeier, Sparkasse Essen, Essen
Lothar Heßler, HSBC Trinkaus & Burkhardt, Düsseldorf
Ralf Baczewski, Westfalenbank AG, Bochum

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:Dirk.Chlench@essenhyp.com

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Investor Relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- ***US-Dollar: It's the economy - stupid!*** January/February 2004

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003

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vdp-Pfandbrief Curve



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Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

▷ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

▷ **USA: The last ray of hope for the world economy** November/December, 2002
▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▷ **World:Real interest rates and funding conditions** May/June 2002
▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

▷ **World: Will the New Economy Continue?** November/December 2001
▷ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
▷ **Germany: Searching for the trough of the business cycle** July/August 2001
▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

▷ **USA: Overvalued US stock market - so what?** March/April 2000
▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

▷ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
▷ **World: Some Thoughts on the 'liquidity' argument** November 1999
▷ **USA: Inflation-led interest rate fears - and rightly so?** October 1999
▷ **USA: Don't stay long in bonds** September 1999
▷ **Euro area: A review of the first six months of the euro currency** August 1999
▷ **USA: Do we get a bear market like in 1994 ?** July 1999
▷ **USA: Real Wages versus Unemployment Rate** June 1999
▷ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
▷ **Euro Area: Implied inflation expectations** April 1999
▷ **Euro Area: Real 3-month interest rates** March 1999
▷ **USA: Personal savings rate** February 1999

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Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation compiled for our roadshow to the Middle East in February 2005 is available for **download here**.

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vdp-Pfandbrief Curve



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Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

ESSEN HYP

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Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario
- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- Derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario
- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- Domestic loans by type of property, region and LTV
- Foreign loans by type of

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vdp-Pfandbrief Curve



» more

Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

▷ **Overview of ratings**

property, country and LTV

Code of Conduct

▷ **Outline**

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment.
It should not be relied upon as a basis for investment decisions.
EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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Credit Research

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	08.2005
by borrowers and regions	monthly	08.2005
by countries	monthly	08.2005
by risk weighting	monthly	08.2005
derivatives serving as cover	monthly	08.2005
Cover pool at market value		
Development/ Stress scenario	monthly	08.2005
Surplus cover	monthly	08.2005
Breakdown of new lending commitments		
by rating	monthly	08.2005
by borrowers and regions	monthly	08.2005
by countries	monthly	08.2005
by risk weighting	monthly	08.2005
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	08.2005
by borrowers and regions	monthly	08.2005
by countries	monthly	08.2005

by risk weighting	monthly	08.2005
Breakdown of new lending commitments		
by rating	monthly	08.2005
by borrowers and regions	monthly	08.2005
by countries	monthly	08.2005
by risk weighting	monthly	08.2005
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	06.2005
foreign loans by type of property, country and LTV	quarterly	06.2005
derivatives serving as cover	monthly	08.2005
Cover pool at market value		
Development/ Stress scenario	monthly	08.2005
Surplus cover	monthly	08.2005
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	08.2005
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	06.2005
foreign loans by type of property, country and LTV	quarterly	06.2005
Derivatives		
Counterparty ratings	monthly	08.2005
Yield curve distribution	monthly	08.2005

Risk Management		
Value-at-risk	monthly	08.2005
Worst-case scenario	monthly	08.2005
Interest rate risk	monthly	08.2005
Grundsatz I	monthly	08.2005
Grundsatz II	monthly	08.2005

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch	31.08.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	13,542	24.41
AA+ / Aa1 / AA+	6,069	10.94
AA / Aa2 / AA	4,684	8.44
AA- / Aa3 / AA-	15,697	28.29
A+ / A1 / A+	2,040	3.68
A / A2/ A	1,073	1,93
A- / A3 / A-	1,210	2.18
BBB+ / Baa1 / BBB+	493	0.89
Without rating *	10,673	19.24
Total	**55,481**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	5,462	9.85
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,572	8.24
Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	327	0.59

Others	312	0.56
Total	**10,673**	**19.24**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 55,481m

Information as permitted by banking confidentiality. 31.08.2005

Please click on the different parts of the pie chart for further information.


Special Public-sector banks (solva 0)
7.98%
Foreign loans
15.24%
26.84%
Public-sector banks and saving banks/ Financial Institutions
8.47%
41.47%
Federal Government of Germany, Federal Government's special fund and "Laender"
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	**in Euro m**	**in %**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,006	41.47
Cities, municipalities, non-profit organizations and loans guaranteed	4,698	8.47

by municipal authorities		
special public sector banks (solva 0)	4,428	7.98
Public-sector banks and saving banks/ financial institution	14,894	26.84
Foreign Loans	8,455	15.24
Total	**55,481**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 55,481 m

Information as permitted by banking confidentiality.	31.08.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	222
Federal Government's Special Fund	1,015
Laender (individual German Federal States)	21,769
Total	**23,006**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 55,481 m

Information as permitted by banking confidentiality.	31.08.2005
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	263
Bavaria	346
Berlin	8
Brandenburg	6
Bremen	132
Hamburg	510
Hesse	203
Lower Saxony	976
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,579
Rhineland-Palatinate	142
Saarland	96
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	403
Thuringia	6
Total	**4,698**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 55,481m

Information as permitted by banking confidentiality. 31.08.2005

Public-sector banks and savings banks	**in Euro m**
special public sector banks (solva 0)	4,428
Total	**4,428**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 55,481m

Information as permitted by banking confidentiality.	31.08.2005
Public-sector banks and savings banks	**in Euro m**
Public-sector banks/ financial institution	8,568
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,453
Bavaria	124
Bremen	10
Hamburg	95
Hesse	190
Lower Saxony	583
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	3,077
Rhineland-Palatinate	121
Saarland	5
Saxony	0
Schleswig-Holstein	597
Mortgage loans guaranteed by the public-sector	16
Total	**14,894**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 55,481m

Information as permitted by banking confidentiality.	31.08.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	1,368
EU member states	3,026
EU regional governments	1,294
EU member states, cities and municipalities	141
Loans guaranteed by EU member states	1,027
EU institutions	0
Subtotal	**6,856**
Other Foreign Loans	**in Euro m**
Public-sector banks	119
States	537
Regional governments	687
cities and municipalities	8
Loans guaranteed by foreign states	248
Subtotal	1,599
Total	**8,455**

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Public-sector loans

Breakdown of cover pool by countries

		31.08.2005
by countries	**in Euro m**	**in %**
Austria	1,277	2.30
Belgium	117	0.21
Canada	438	0.79
Cyprus	99	0.18
Czech Republic	262	0.47
Finland	51	0.09
France	505	0.91
Germany	47,026	84,77
Great Britain	26	0.05
Greece	38	0.07
Hungary	595	1.07
Iceland	105	0.19
Italy	390	0.70
Latvia	45	0.08
Lithunia	39	0.07
Poland	472	0.85
Portugal	1,090	1.96
Slovak Republic	219	0.39
Slovenia	54	0.10
Spain	1,323	2.38
Sweden	87	0.16
Switzerland	125	0.23

The Netherlands	72	0.13
The United States	353	0.64
Others	673	1.21
Total	**55,481**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

31.08.2005

Risk weighting	**in Euro m**	**in %**
0%	37,300	67.23
10%	3,210	5.79
20%	14,971	26.98
100%	0	0.00
Total	**55,481**	**100.00**

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Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/08/2005	0.00	0.00
31/07/2005	0.00	0.00
30/06/2005	0.00	0.00
31/05/2005	0.00	0.00
30/04/2005	0.00	0.00
31/03/2005	0.00	0.00
28/02/2005	0.00	0.00
31/01/2005	0.00	0.00
31/12/2004	0.00	0.00
30/11/2004	0.00	0.00
31/10/2004	111.52	-0.19
30/09/2004	111.52	0.52
31/08/2004	111.52	-1.97
31/07/2004	111.52	-2.11
30/06/2004	111.52	-3.45
31/05/2004	111.52	-0.32
30/04/2004	111.52	-1.34
31/03/2004	111.52	-0.76
29/02/2004	111.52	0.64
31/01/2004	111.52	-0.43
31/12/2003	111.52	-0.79

30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in % *	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields *	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus co in % in tl case of fall yields *
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67
31.12.2004	56,592.45	52,428.38	4,164.07	7.94	3,109.84	6.07	5,134.39	9.57
30.11.2004	56,909.24	52,476.81	4,432.43	8.45	3,362.61	6.56	5,423.30	10.10
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35
31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06
30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32
31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22

31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the **"de facto" overcollateralization**, maintain a **securing excess cover** of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9
31/12/2004	51,340.37	52,705.53	1,365.16	2.7	415.50	0.8	3.5
30/11/2004	51,306.42	53,156.46	1,850.04	3.6	355.36	0.7	4.3
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6
31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4

31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch   31.08.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	2,608	16.93
AA+ / Aa1 / AA+	1,866	12.11
AA / Aa2 / AA	1,522	9.88
AA- / Aa3 / AA-	2,616	16.98
A+ / A1 / A+	1,067	6.92
A / A2/ A	1,108	7.19
A- / A3 / A-	953	6.19
BBB+ / Baa1 / BBB+	332	2.15
Without rating *	3,336	21.65
Total	**15,408**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	2,733	17.74
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	563	3.65
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	40	0.26
Total	**3,336**	**21.65**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.08.2005

Please click on the different parts of the pie chart for further information.


28.10%
Public-sector banks and saving banks/ Financial Institutions
24.08%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
3.69%
Federal Government of Germany, Federal Government's special fund and "Laender"
Foreign loans
37.22%
Special Public-sector banks (solva 0)
6.91%

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	3,711	24.08
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	568	3.69
special public sector banks (solva 0)	1,065	6.91

Public-sector banks and saving banks/ financial institution	4,329	28.10
Foreign loans	5,735	37.22
Total	**15,408**	**100.00**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	51
Laender (individual German Federal States)	3,660
Total	**3,711**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2005
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	2
Bavaria	7
Berlin	0
Brandenburg	18
Bremen	0
Hamburg	205
Hesse	20
Lower Saxony	291
Mecklenburg-Western Pomerania	1
North Rhine-Westphalia	23
Rhineland-Palatinate	1
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**568**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
special public sector banks (solva 0)	1,065
Total	**1,065**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	1,606
Savings banks in	**in Euro m**
Baden-Wuerttemberg	786
Bavaria	40
Hamburg	5
Hesse	30
Lower Saxony	442
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	1,079
Rhineland-Palatinate	101
Saxony	25
Schleswig-Holstein	160
Total	**4,329**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.08.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	2,434
EU member states	2,111
EU regional governments	41
EU member states, cities and municipalities	155
Loans guaranteed by EU member states	283
EU institutions	0
Subtotal	**5,024**
Other Foreign Loans	**in Euro m**
Public-sector banks	65
States	453
Regional governments	180
Foreign member states, cities and municipalities	0
Loans guaranteed by foreign states	13
Subtotal	711
Total	**5,735**

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Public-sector loans - Breakdown of new lending commitments

by countries

		31.08.2005
by countries	**in Euro m**	**in %**
Austria	551	3.58
Belgium	0	0.00
Canada	33	0.21
Cyprus	0	0.00
Czech Republic	75	0.49
Denmark	100	0.65
France	13	0.08
Great Britain	511	3.32
Germany	9,673	62.78
Greece	217	1.41
Hungary	295	1.91
Iceland	40	0.26
Ireland	208	1.35
Italy	686	4.45
Latvia	0	0.00
Lithuania	0	0.00
Norway	25	0.16
Poland	332	2.15
Portugal	745	4.84
Slovak Republic	169	1.10
Slovenia	20	0.13
Spain	842	5.46

Sweden	120	0.78
Switzerland	97	0.63
The Netherlands	140	0.91
The United States	21	0.14
Others	495	3.21
Total	**15,408**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.08.2005

Risk weighting	in Euro m	in %
0%	8,406	54.56
10%	1,174	7.62
20%	5,828	37.82
Total	**15,408**	**100.00**

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Credit Research

Risk Report

The management of Hypothekenbank in Essen AG is responsible for adding value to the bank while ensuring efficient control mechanisms. In our opinion, there is no conflict between adding value and efficient monitoring and control mechanisms – indeed, these mechanisms form an integral part of the value creation process. Efficient risk management and controlling is the key to assure the sustainability of the value added. The identification, quantification and management of all risks relevant to our bank is mainly governed by regulatory provisions. Mortgage banks are specialist banks and as such subject to additional regulations laid down in the German Mortgage Bank Act (HBG) and the relevant directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever-increasing requirements of market participants, necessitates an efficient risk management and characterizes modern mortgage banks.

Risk monitoring systems
Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several electronic organizational manuals. These manuals have been summarized in a generic description of the systematic as an overall reference.

Risk categories
Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might lead to adverse deviations from the bank's projected asset development, and from its financial and earnings performance. Market, liquidity, credit and counterparty risks, as well as operational risks are the most important risk categories for Essen Hyp.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Adequate hedging transactions eliminate currency risks.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- Operational risks are defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our definition of operational risks.

Risk management under two different accounting standards. Annual accounts in accordance with both HGB and IAS/IFRS. Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards / the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS.

In contrast to German commercial law, risk management under IAS/IFRS focuses on market values. Therefore, derivatives and loans not originated by the bank are reported at market value because the Commerzbank Group does not use the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk management structure – tasks and responsibilities. The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. These policies form the basis of our risk management and control system.
Essen Hyp has been closely cooperating with its parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure coherent risk management and controlling throughout the Group.
The general conditions agreed upon by the Board of Managing Directors determine that risks may only be taken within a predefined risk framework and in accordance with applicable law. The Board of Managing Directors established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Accordingly, any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee.
As Essen Hyp is integrated in the Commerzbank AG's daily reporting system, we receive feedback

from the ZRC regarding our risk positions in addition to our own calculations. This helps us to further validate our risk models.

In 2005 our risk management will be linked even closer to that of the Commerzbank AG via several Group projects, including those relating to the implementation of Basel II, which were started as early as 2004.

A separate project aiming at a uniform calculation and presentation of liquidity risks throughout the Group, was close to completion at year-end 2004. Furthermore, the Commerzbank AG not only calculates ratios relating to the overall market risk on a daily basis, but also ratios relating to the specific market risk and launched a relevant project to calculate credit spread risks. Essen Hyp is part of this project. Essen Hyp's positions are taken into account in the Commerzbank AG's calculations of the credit spread VaR. As a result, risk figures on the specific market risks of Essen Hyp are available on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its front-end system ATLAS as early as 2003. This project is coordinated by Essen Hyp's Risk Controlling Department. The considerable restructuring was completed in 2004, including the assessment of the model used by an external auditing company. Starting in 2005, we plan to compute our VaR on the basis of the figures provided by ATLAS. Furthermore, we intend to make our own credit spread VaR calculations as from 2005. In these calculations, we will directly use the data provided by the ATLAS system. These projects aim, in particular, at

- further refining and differentiating our risk measurement
- including additional scenario analyses and stress tests in our risk measurement
- simplifying the procedures; and
- improving the ways of analyzing risk sensitivities.

The technical implementation will take place in several modular steps during 2005, to ensure a clear overview of the project progress. This will allow us to implement each module immediately upon its completion. Accordingly, we will be able to see how the implemented modules work prior to the completion of the project. The following table shows the most important risk control and risk management tasks and their assignment to organizational units.

Management of market and liquidity risks	
Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks	
Public-sector borrowers and credit institutions governed by private law	Treasury Department, Notifying and Credit Research Department
Individual customers (mortgage loans)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Section within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department, Notifying and Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risks	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report,

which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. This gap report was further refined in 2004 by changing it from a quarterly to a monthly basis. The risks deriving from gap positions in the case of interest rate fluctuations are measured and quantified on mark-to-market key figures. The arbitrage-free zerocoupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is based on the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of backtesting procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2004 we observed four outliers when using a 97.5% confidence level. These outliers were mostly due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily.
The worst-case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 49.3% as of December 31, 2004 and to 69.8% on an annual average. The utilization of the limit for worstcase scenarios stood at 52.5% on the balance sheet date, while the annual average was 49.8%. In addition, we simulate various stress test scenarios in order to better assess and limit possible losses arising from extreme market movements, which generally are not appropriately represented by VaR models. Stress testing represents a suitable complement to the VaR analyses based on historical simulation. Apart from the VaR calculations and the simulations based on user-defined parameters, we simulate the impact of changes in interest rate curves, as well as the effects of planned new lending operations and adjust the underlying portfolio accordingly. For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2004 in %


100
80
70
60
40
30
20
Feb
Dec

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). In case of an interest rate increase of 100 basis points, this basis point value, calculated with the key rate method, may not exceed a certain limit in proportion to the liable capital, defined by the BaFin. These figures are calculated on a daily basis. In 2004 the average limit utilization within this 'traffic light system' came to 13.3%. On the balance sheet date, limit utilization also was 13.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with the level of interest rate risk incurred by the bank.

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
2004
Upper limit
Utilization
Annual average

Internal reporting. On each business day, the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management receive information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a bi-weekly basis. This Committee deals with, and issues proposals for decision-making on the bank's interest rate positions, the development of key figures regarding earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department.

The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss

account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

On a monthly basis, the Notifying and Credit Research Department provides information about the ratings of our borrowers including, if applicable, information on changes in the assessment of their credit quality. Our monthly reports on capital market transactions are aggregated in the new 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Lending Operations (MaK). The aim is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. As required by the MaK, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits. Another report which is compiled quarterly is the 'Risk Report Real Estate Financing', which analyzes the bank's risk profile resulting from its real estate financing activities. As required by the MaK, this report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate financing and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and property categories. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risks from capital market transactions

Risk management structure – tasks and responsibilities. As of December 31, 2004, the total volume of our public-sector cover assets came to A52.7bn. The high quality of these public-sector cover assets is reflected by the low average risk weighting pursuant to the BIS standards and by the external ratings of leading international rating agencies. In terms of the BIS standards, 66.3% of these assets are classified at a risk weighting of 0%, 10.4% at 10% and 23.3% at 20%. A breakdown of the loan portfolio by rating reveals that 25.2% of the assets have been awarded a triple A, 48.5% a double A, 9.5% a single A and 0.4% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.4 % of the total loan volume, include loans to credit institutions governed by public law and to savings banks (43.3%) and to national and international public-sector bodies (56.7%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held by a trustee and serves as cover for our public-sector Pfandbriefe, can be viewed on our website, which is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A5.4bn as of December 31, 2004. While 2% of these counterparties were rated triple A, 19.1% were rated double A and 76.5% single A. Loans totaling less than A0.2bn were not rated by an external rating agency. The

breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated monthly. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments which are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A–/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A–/A3 during their term, is limited to one time the bank's liable capital. As of December 31, 2004 the utilization of this limit was 2.8%, with a maximum limit utilization in 2004 of 30.4%.

Ratings of our cover assets	as of Dec 31, 2004	
Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	13,299	25.23
AA+ / Aa1 / AA+	5,249	9.96
AA / Aa2 / AA	6,777	12.86
AA- / Aa3 / AA-	13,534	25.69
A+ / A1 / A+	2,351	4.46
A / A2 / A	1,515	2.87
A- / A3 / A-	1,135	2.15
BBB+ / Baa1 / BBB+	212	0.40
Not rated	8,634	16.38
Total	**52,706**	**100.00**

Country risks. In order to coordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group. As in the previous years, Essen Hyp did not invest in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 100 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	< 1 year (nominal amount)	1-5 years (nominal amount)	> 5 years (nominal amount)	Total (nominal amount)	Total (market value)
Triple A	25	606	4,571	5,202	-29
Double A	4,930	27,626	22,978	55,534	-850
Single A	12,110	67,545	40,418	120,073	-2,216
not rated	577	22,383	24,019	46,979	-726
Total	**17,642**	**118,160**	**91,986**	**227,788**	**-3,821**

The figures for the not rated counterparties in the table below relate to German subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	< 1 year (nominal amount)	1-5 years (nominal amount)	> 5 years (nominal amount)	Total (nominal amount)	Total (market value)
Single A	577	22,333	23,683	46,593	-688
not rated	0	50	336	386	-38
Total	**577**	**22,383**	**24,019**	**46,979**	**-726**

As a non-trading book institution, Essen Hyp does not trade in derivatives. We only use derivatives to hedge our interest rate risk from individual transactions and/or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which are covered as a part of our macro hedging. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed. Accordingly, the overall market value may never fall short of a predefined minimum amount. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Net present value of the Pfandbrief cover. Following the implementation of the new Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV), all German mortgage banks are required to calculate the net present value of their public-sector and mortgage Pfandbriefe in accordance with strict requirements. We calculate the net present value of our Pfandbrief cover on a daily basis. Following the amendment of the German Mortgage Bank Act (HBG) in December 2004 it is mandatory to maintain a surplus cover of 2% at all times. Pursuant to Section 6 of the German Mortgage Bank Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios as defined

Net present value surplus cover of our public-sector Pfandbriefe in € bn


58
56
54
52
50
48
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

in the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). We have always exceeded these minimum requirements. The results of our calculations are submitted to the Federal Financial Supervisory Authority (BaFin) and the rating agencies on a quarterly basis. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations, Essen Hyp uses the dynamic approach in accordance with the Directive on the Net Present Value Calculation of Cover for Pfandbriefe (HypBarwertV). This approach uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average present value surplus cover in 2004 was 4.4% for public-sector Pfandbriefe and 8.3% for mortgage Pfandbriefe.

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we have entered into and nearly completed negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risks relating to real estate financing

The assessment of credit risks relating to real estate financing is the responsibility of the Notifying and Credit Research and the Real Estate Finance Marketing and Real Estate Finance Transaction Management Departments. Assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH.

The responsibilities and authorities with regard to the granting of loans are clearly and unambiguously defined in our Organizational Instructions, which are available to our staff in electronic form. The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decision-making. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate financing, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in the larger transactions in our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and ensuring an adequate provision for possible loan losses.

In 2004 we set up a Credit Risk Committee (CRCO) in order to bundle and optimize the measures referred to above. As a result of its intensive study of problem loans in the books of Essen Hyp and its subsidiaries, the Committee issues proposals on the processing of problem loans, preventive loans and loans which have been called in and are currently being liquidated by the bank or its subsidiaries. The CRCO meets monthly and is composed of the member of the Board of Managing Directors responsible for transaction management or his deputy, the Head of Mortgage Lending Risk Management, the Head of the Foreclosure Department, the Head of Transaction Management and the General Manager of the Essen Hyp Immobilien GmbH. If need be, the meetings are also attended by staff from other Departments. The Committee is chaired by the Head of Mortgage Lending Risk Management who reports on the proposals and recommendations in the subsequent meeting of the Board of Managing Directors.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In the period under review Essen Hyp responded to the changes in the regulatory framework governing credit risk capital requirements in accordance with Basel II and the Minimum Requirements for Lending Operations

(MaK), by systematically developing instruments for calculating the minimum capital requirements and measuring credit risks under the Internal Rating Based Approach (IRB). Accordingly, in close cooperation with the Commerzbank AG, we refined our approach for calculating the capital required and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate financing. In this context, Essen Hyp participated in joint projects dealing with probability of default (PD) rating, loss given default (LGD) grading and capital calculation. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required.

PD component in real estate financing

Commercial real estate financing. A joint project aiming to determine PD ratings for commercial properties has been started in cooperation with the publishing house Bank-Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg. This joint project also covers the segment of international real estate financing. Based on the real estate financing know-how of the six participating banks, a PD prototype with certain rating functions has been developed and made available to the individual banks. This prototype was the predecessor of the actual rating tool Essen Hyp implemented in 2004.

The internal property rating is derived from hard facts, such as the analysis of balance sheets and the profitability of the property, and soft facts, such as the quality of the property management, marketing strategies and the location of the property. The input masks for entering the hard facts, such as balance sheets and property data, into the rating tool vary in accordance with the type of borrower and the share of the property in the overall rating. The required data is entered by our credit analysts. When entering balance sheet figures, assets and liabilities are adjusted to their market value (setting up of a balance sheet at market values). Information on soft facts is entered into the property rating tool by answering a catalogue of questions for each individual customer. After the implementation of the internal rating tool, Essen Hyp has all required analytical instruments for rating its existing loan portfolio and new lending commitments in Germany and abroad.

In compliance with the Minimum Requirements for Lending Operations (MaK) we further refined our existing workflows in such a way that the information required to analyze the credit quality of our borrowers is available in time.

Private customers (home loans). To analyze the credit quality of our private customers who apply for home loans via the Commerzbank AG branches, we have an adequate customer and property scoring system in place, which is used throughout the Commerzbank Group. In compliance with the requirements of the Internal Rating Based Approach (IRB) under Basel II, and under the lead of the Commerzbank AG, we will implement in 2005 our own rating system for customers channeled in from other brokers.

LGD component in real estate financing

Commercial real estate financing and private customers. The LGD component is another key element in calculating the minimum capital requirements. As a participant in the LGD project initiated by the Association of German Mortgage Banks (VDH), Essen Hyp will receive the required general data from all member institutions, such as the recovery rate or the duration of the liquidation process. In addition, we received a working document from the VDH, defining all parameters required for the calculation. The final implementation of the LGD tool will take place in 2005. Together with several other VDH members, Essen Hyp entered into a legally binding agreement with Hyp Rating Services GmbH to continue the LGD project. This agreement requires the banks involved to forward data on loan workouts to the Hyp Rating GmbH. This data will be pooled, analyzed and segmented by the Hyp Rating GmbH in such away that the banks involved can use it for their LGD calculations.

PD component for capital market transactions

Public-sector lending and loans to banks. Internal rating approaches for measuring the probability of default of public-sector loans are currently being developed in a separate project in coordination with the rating agency Standard & Poor's and the VDH. As a part of this project, internal rating approaches are set up for different borrower types, such as countries/ central governments, regional and local authorities and sub-state authorities. The final rating tools for the portfolios 'countries/central governments' and 'regional and local authorities' have already been made available to Essen Hyp. We have thus started to analyze our public-sector loans by using these internal rating tools. Standard & Poor's will be responsible for the validation and calibration of the internal rating in the future.

The probabilities of default for the other asset classes, including banks, corporates and insurance companies will be covered by master agreements with the Commerzbank AG.

LGD component for capital market transactions

Public-sector lending and banks. We plan to develop the LGD component for public-sector lending and loans to banks in coordination with external rating agencies in 2005.

Once the rating components referred to above have been implemented for all segments, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating our capital requirements and arriving at a risk-oriented pricing.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law. Based upon thorough analyses, our Real Estate Financing Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that 96% of our home loans fall below

60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risks

The Treasury Department is responsible for the liquidity management, which is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the publicsector, corporate and bank bonds held as assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.29 at the end of the year (minimum ratio required by law: 1.0).

Essen Hyp is integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risks throughout the Commerzbank Group. The first project results were presented in 2004. It is planned to complete the project during 2005.

Development of our liquidity ratio in accordance with Grundsatz II



Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks,

Essen Hyp categorized all relevant risks according to their nature as early as 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. In the past three years, Essen Hyp carried out selfassessments for nearly all bank employees, which provide us with important information on existing or potential risks in the individual departments and sections. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition, the Commerzbank AG developed and introduced separate self-assessments, aimed at managing operational risks at Group level. In November Essen Hyp participated in a Business Continuity Management (BCM) Self-Assessment, which analyzes and assesses the contingency plans of the individual organizational units on the basis of a catalogue of some 50 questions, which cover regulatory requirements laid down under Basel II or in the Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK).

The insights gained from this self-assessment will be analyzed and put into practice by the responsible organizational units in a timely manner. Essen Hyp will also participate in a Quality Self Assessment (QSA), which will start at the beginning of 2005. This self-assessment aims at identifying weak points in the workflows and procedures within the Group. For this purpose, we have developed a 'self-assessment matrix', which lists the departments, sections, product groups and business segments to be included in the self-assessment, as well as the specific measures to be taken during the process. This information was communicated to the Commerzbank AG. The self-assessment activities as described above play a key role in the Commerzbank Group's operational risk framework. The aim is to identify potential sources for losses and to prevent such losses by using the information obtained. Another main incentive to pursue such demanding and time-consuming activities is the reduction of the bank's capital requirements by improving the quality of workflows.

Essen Hyp is additionally involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a precise value at risk figure.

Against this background, Essen Hyp has recorded and reported all losses exceeding A5,000 since the beginning of 2002. Since 2003 our bank has been integrated into the Commerzbank AG's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by entering the relevant information into this database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. For the first time, we also reported to our parent company the legal risks. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2004 was A281,400 (including provisions totaling A261,000). However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic

communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been mandated with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of 'hacker attacks'.

Other preemptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so that a continuation of the bank's key business activities for a transitional period is ensured, should the bank's headquarters be destroyed or out of action. In the fourth quarter of 2004 we carried out a comprehensive test to assess the quality of our contingency plans. In a first scenario, we simulated a bomb threat and tested the setup of our reserve headquarters, as well as its linkage to the productive systems on the bank's main premises. In a second scenario, we simulated the total failure of all productive systems in the bank and the resuming of our business activities from the reserve headquarters. Both tests proved that the bank is in a position to continue its business activities in accordance with the legal and regulatory requirements should there be an emergency.

In addition, we continued our qualification program for employees in the operational units and the back office during 2004 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise.

The reports on operational risks in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department in all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options.

The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing is an integral part of our internal monitoring system. The Internal Audit Department operates independently of all working procedures. It has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements.

As a staff department, our Internal Audit Department reports directly to the Board of Managing Directors and provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or process owners, the Internal Audit Department issues proposals on how to avoid losses, improve the management, monitoring and internal supervision procedures and increase the efficiency of workflows.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should the internal audit, at any time, reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

The importance of risk management for a risk- and profit-oriented corporate management will continue to increase in the future. We are therefore committed to further improving our risk management systems, independently and in particular in cooperation with the Commerzbank Group to maximize the efficiency of our capital allocation.

ESSEN HYP

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/08/2005	65.7	72.9
31/07/2005	87.5	72.9
30/06/2005	54.1	72.9
31/05/2005	61.2	72.9
30/04/2005	68.2	72.9
31/03/2005	85.4	72.9
28/02/2005	89.9	72.9
31/01/2005	70.6	72.9
31/12/2004	49.4	70.2
30/11/2004	67.1	70.2
31/10/2004	80.6	70.2
30/09/2004	83.2	70.2
31/08/2004	75.3	70.2
31/07/2004	75.5	70.2
30/06/2004	83.0	70.2
31/05/2004	62.0	70.2
30/04/2004	79.5	70.2
31/03/2004	55.7	70.2
29/02/2004	60.5	70.2
31/01/2004	76.7	70.2
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4

31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/08/2005	64.2	67.4
31/07/2005	65.4	67.4
30/06/2005	59.3	67.4
31/05/2005	75.7	67.4
30/04/2005	83.7	67.4
31/03/2005	83.3	67.4
28/02/2005	65.3	67.4
31/01/2005	53.8	67.4
31/12/2004	52.6	50.2
30/11/2004	76.2	50.2
31/10/2004	63.5	50.2
30/09/2004	58.7	50.2
31/08/2004	55.0	50.2
31/07/2004	56.1	50.2
30/06/2004	56.6	50.2
31/05/2004	41.3	50.2
30/04/2004	43.3	50.2
31/03/2004	34.0	50.2
29/02/2004	36.6	50.2
31/01/2004	46.5	50.2
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0

31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

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Risk Management

Interest rate risk

Essen Hyp calculates unsolicitedly the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital.

Date	Average utilization
31/08/2005	9.49%
31/07/2005	7.59%
30/06/2005	4.13%
31/05/2005	5.90%
30/04/2005	15.02%
31/03/2005	16.66%
28/02/2005	15.98%
31/01/2005	15.06%
31/12/2004	12.11%
30/11/2004	16.59%
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%
31/05/2004	10.22%
30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%

31/01/2004	6.63%
31/12/2003	10.59%

These figures are calculated daily. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.0% (percentage required by law: 8%) and a core capital ratio of 6.5% (percentage required by law: 4%) as of August 31, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Aug 04 Sep 04 Okt 04 Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05 May 05 Jun 05 Jul 05 Aug 05

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4
31/12/2004	4.0	6.4	8.0	12.3
30/11/2004	4.0	6.4	8.0	12.3
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5
31/07/2004	4.0	6.5	8.0	12.3
30/06/2004	4.0	6.3	8.0	12.0
31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9

31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0
31/12/2004	1.29	1.0
30/11/2004	1.26	1.0
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0
31/05/2004	1.90	1.0
30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0

31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity 31.08.2005

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	255.7	0.84	763.0	.0.65	3,945.5	4.64	4,964.2	2.12
Double A	4,364.8	14.30	30,764.5	25.91	24,341.7	28.62	59,471.0	25.38
Single A	25,912.9	84.86	87,188.3	73.43	56,766.1	66.74	169,867.4	72.49
Triple B	0	0	14.8	0.01	0.0	0	14.8	0.01
Total	**30,533.4**	**100.00**	**118,730.6**	**100.00**	**85,053.3**	**100.00**	**234,317.4**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.08.2005**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	29,303.1	95.97	117,002.9	98.55	82,096.7	96.53	228,402.6	97.47
Swaptions	281.2	0.92	747.4	0.63	683.5	0.80	1,712.1	0.73
Other interest rate derivatives	0	0	179.0	0.15	0	0.00	179.0	0.08
Currency swaps	949.1	3.11	801.4	0.67	2,273.1	2.67	4,023.7	1.72
Total	**30,533.4**	**100.00**	**118,730.7**	**100.00**	**85,053.3**	**100.00**	**234,317.4**	**100.00**

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Investor Relations

Ratings and Analyses (as of: July 12, 2005)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook positive)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Research update as of July 12, 2005 and Rating analysis as of Aug 31, 2004.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 7, 2003.
▷ Fitch Ratings	Extract as of October 25, 2004; the complete report can be obtained from Fitch.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.08.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.99
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	20	2.21
AA- / Aa3 / AA-	150	16.56
A+ / A1 / A+	75	8.28
A / A2 / A	20	2.21
A- / A3 / A-	632	69.75
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	0	0.00
Total	**906**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

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Breakdown of non-cover assets

by borrowers

31.08.2005

by borrowers	in Euro m	in %
National credit institutions	0	0.00
Foreign Governments and municipalities	101	11.15
International credit institutions	300	33.11
Other foreign financial institutions (guaranteed by national or international credit institutions)	480	52.98
Others	25	2.76
Total	**906**	**100.00**

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Breakdown of non-cover assets

by countries

		31.08.2005
by countries	**in Euro m**	**in %**
Germany	25	2.76
EU member states without Germany		
The Netherlands	164	18.10
France	80	8.83
Denmark	0	0.00
Austria	0	0.00
Great Britain	25	2.76
Ireland	10	1.10
Italy	47	5.19
Spain	125	13.80
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**451**	**49.78**
Non EU member states in Western Europe	0	0.00
Others	430	47.46
Total	**906**	**100.00**

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Breakdown of non-cover assets

by risk weighting

31.08.2005

Risk weighting	in Euro m	in %
0%	109	12.03
10%	0	0.00
20%	592	65.34
100%	205	22.63
Total	**906**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.08.2005**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA/Aa2/AA	0	0.00
AA- / Aa3 / AA-	50	10.64
A+ / A1 / A+	85	18.09
A / A2 / A	0	0.00
A- / A3 / A-	335	71.27
Without Rating	0	0.00
Total	**470**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	0	0.00

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Non-cover loans - Breakdown of new lending commitments

by borrowers

		31.08.2005
by borrowers	**in Euro m**	**in %**
National credit institutions	110	23.40
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	285	60.64
Others	75	15.96
Total	**470**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		31.08.2005
by countries	**in Euro m**	**in %**
Germany	25	5.32
EU member states without Germany		
The Netherlands	80	17.02
France	45	9.57
Austria	0	0.00
Denmark	0	0.00
Great Britain	25	5.32
Ireland	0	0.00
Italy	50	10.64
Spain	135	28.73
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**355**	**71.28**
Non EU member states in Western Europe	0	0.00
Others	110	23.40
Total	**470**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

		31.08.2005
Risk weighting	**in Euro m**	**in %**
0%	0	0.00
10%	0	0.00
20%	370	78.72
100%	100	21.28
Total	**470**	**100.00**

ESSEN HYP

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.06.2005

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Office and administrative buildings	Foreign countries	511.7	29.4	28.8	3.7	248.9	56.2	66.5	51.0	59.8	31.9	886.9	35.5
	West **	476.1	27.4	333.5	42.5	51.5	11.6	17.5	13.4	56.3	30.0	601.4	24.1
	East ***	16.4	0.9	14.7	1.9	0.9	0.2	0.0	0.0	0.0	0.0	17.3	0.7
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	45.7	2.6	26.6	3.4	10.5	2.4	3.2	2.5	4.4	2.3	63.8	2.6
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	50.9	2.9	0.0	0.0	17.0	3.8	8.5	6.5	13.5	7.2	89.9	3.6
	West **	214.6	12.3	178.7	22.8	30.1	6.8	6.0	4.6	5.2	2.8	255.9	10.2
	East ***	56.0	3.2	42.5	5.4	17.4	3.9	7.1	5.4	10.9	5.8	91.4	3.7
Hotels and restaurants	Foreign countries	58.2	3.3	0.0	0.0	3.8	0.9	1.4	1.1	0.0	0.0	63.4	2.5
	West **	36.5	2.1	11.7	1.5	14.0	3.2	4.6	3.5	15.2	8.1	70.3	2.8
	East ***	22.6	1.3	0.0	0.0	5.5	1.2	1.8	1.4	1.1	0.6	31.0	1.2
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	152.9	8.8	112.5	14.3	22.2	5.0	7.8	6.0	12.1	6.4	195.0	7.8
	East ***	1.3	0.1	1.2	0.2	0.2	0.0	0.0	0.0	0.0	0.0	1.5	0.1
Ware-houses and exhibition buildings	Foreign countries	31.7	1.8	0.0	0.0	10.4	2.3	2.9	2.2	4.2	2.2	49.2	2.0
	West **	61.0	3.5	34.4	4.4	9.9	2.2	2.7	2.1	4.9	2.6	78.5	3.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	653.8	37.6	28.8	3.7	280.5	63.3	79.4	60.9	77.5	41.3	1,091.2	43.6
	West **	987.5	56.8	697.4	88.9	138.2	31.2	41.8	32.1	98.1	52.3	1,265.6	50.7
	East ***	97.9	5.6	58.4	7.4	24.5	5.5	9.1	7.0	12.0	6.4	143.5	5.7
	Total	**1,739.2**	**100.0**	**784.6**	**100.0**	**443.2**	**100.0**	**130.3**	**100.0**	**187.6**	**100.0**	**2,500.3**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2,505.5	56.4	2,043.8	58.9	72.1	34.4	2.6	11.6	1.2	3.6	2,581.4	54.9
	East ***	350.5	7.9	242.0	7.0	17.9	8.5	1.3	5.8	0.4	1.2	370.1	7.9
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	735.3	16.6	601.2	17.3	25.6	12.2	1.6	7.1	0.7	2.1	763.2	16.2
	East ***	46.1	1.0	33.8	1.0	1.7	0.8	0.1	0.5	0.1	0.3	48.0	1.0
Residen-tial con-struction for letting purposes	Foreign countries	50.7	1.1	0.5	0.0	16.1	7.7	5.7	25.4	2.2	6.5	74.7	1.6
	West **	645.3	14.5	510.7	14.7	66.3	31.6	8.7	38.8	14.2	42.1	734.5	15.6
	East ***	106.6	2.4	37.8	1.1	9.9	4.7	2.4	10.7	14.9	44.2	133.8	2.8
Total residential properties	Foreign countries	50.7	1.1	0.5	0.0	16.1	7.7	5.7	25.4	2.2	6.5	74.7	1.6
	West **	3,886.1	87.6	3,155.7	91.0	164.0	78.2	12.9	57.6	16.1	47.8	4,079.1	86.7
	East ***	503.2	11.3	313.6	9.0	29.5	14.1	3.8	17.0	15.4	45.7	551.9	11.7
	Total	**4,440.0**	**100.0**	**3,469.8**	**100.0**	**209.6**	**100.0**	**22.4**	**100.0**	**33.7**	**100.0**	**4,705.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	704.5	60.4	29.3	0.7	296.6	25.4	85.1	7.3	79.7	6.8	1,165.9	16.2
	West **	4,873.6	91.2	3,853.1	90.6	302.2	5.7	54.7	1.0	114.2	2.1	5,344.7	74.1
	East ***	601.1	86.4	372.0	8.7	54.0	7.8	12.9	1.9	27.4	3.9	695.4	9.7
	Total	**6,179.2**	**85.7**	**4,254.4**	**100.0**	**652.8**	**9.1**	**152.7**	**2.1**	**221.3**	**3.1**	**7,206.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 30.06.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	39.0	0.0	76.6	9.3	4.5	129.4	11.9
	Belgium	1.1	1.1	0.0	0.0	0.0	1.1	0.1
	England	219.9	0.0	115.1	45.8	52.0	432.8	39.7
	France	99.0	0.1	11.7	1.1	0.0	111.8	10.2
	Canada	40.8	0.0	13.8	3.3	3.3	61.2	5.6
	The Netherlands	49.4	27.6	10.9	0.3	0.0	60.6	5.6
	Spain	62.5	0.0	20.8	6.7	0.0	90.0	8.2
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.2
Shops	England	22.9	0.0	7.7	3.8	9.7	44.1	4.0
	Poland	28.0	0.0	9.3	4.7	3.8	45.8	4.2
Hotels and restaurants	United States	11.3	0.0	3.8	1.4	0.0	16.5	1.5
	France	46.9	0.0	0.0	0.0	0.0	46.9	4.3
Warehouse and exhibition buildings	France	31.2	0.0	10.4	2.9	4.2	48.7	4.5
	The Netherlands	0.5	0.0	0.0	0.0	0.0	0.5	0.0
Total commercial properties	United States	50.3	0.0	80.4	10.7	4.5	145.9	13.4
	Belgium	1.1	1.1	0.0	0.0	0.0	1.1	0.1
	England	242.8	0.0	122.8	49.6	61.7	476.9	43.7
	France	177.1	0.1	22.1	4.0	4.2	207.4	19.0
	Canada	40.8	0.0	13.8	3.3	3.3	61.2	5.6

	The Netherlands	51.2	27.6	11.3	0.4	0.0	62.9	5.8
	Poland	28.0	0.0	9.3	4.7	3.8	45.8	4.2
	Spain	62.5	0.0	20.8	6.7	0.0	90.0	8.2
	Total	**653.8**	**28.8**	**280.5**	**79.4**	**77.5**	**1,091.2**	**100.0**

Residential Properties in Euro m

30.06.2005

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential con-struction for letting purposes	United States	29.6	0.0	9.3	2.3	0.0	41.2	55.2
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.8
	France	20.5	0.0	6.8	3.4	2.2	32.9	44.0
Total residential properties	United States	29.6	0.0	9.3	2.3	0.0	41.2	55.2
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	0.8
	France	20.5	0.0	6.8	3.4	22	32.9	44.0
	Total	**50.7**	**0.5**	**16.1**	**5.7**	**2.2**	**74.7**	**100.0**

Total in Euro m

30.06.2005

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	79.9	0.0	89.7	13.0	4.5	187.1	16.0
	Belgium	1.7	1.6	0.0	0.0	0.0	1.7	0.1
	England	242.8	0.0	122.8	49.6	61.7	476.9	40.9
	France	197.6	0.1	28.9	7.4	6.4	240.3	20.6
	Canada	40.8	0.0	13.8	3.3	3.3	61.2	5.2
	The Netherlands	51.2	27.6	11.3	0.4	0.0	62.9	5.4
	Poland	28.0	0.0	9.3	4.7	3.8	45.8	3.9
	Spain	62.5	0.0	20.8	6.7	0.0	90.0	7.7
	Total	**704.5**	**29.3**	**296.6**	**85.1**	**79.7**	**1,165.9**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/08/2005	0.00	0.00
31/07/2005	0.00	0.00
30/06/2005	0.00	0.00
31/05/2005	0.00	0.00
30/04/2005	0.00	0.00
31/03/2005	0.00	0.00
28/02/2005	0.00	0.00
31/01/2005	0.00	0.00
31/12/2004	0.00	0.00
30/11/2004	0.00	0.00
31/10/2004	1.17	-0.05
30/09/2004	1.17	-0.03
31/08/2004	1.17	-0.04
31/07/2004	1.17	-0.04
30/06/2004	1.17	-0.05
31/05/2004	1.17	-0.00
30/04/2004	1.17	-0.04
31/03/2004	1.17	-0.03
29/02/2004	1.17	-0.02
31/01/2004	1.17	-0.04
31/12/2003	1.17	-0.04

30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in % *	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields *	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields *
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65
31.12.2004	4,877.21	4,189.36	687.85	16.42	515.99	12.53	862.91	20.25
30.11.2004	4,795.28	4,246.67	548.61	12.92	384.54	9.21	715.97	16.57
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95
31.07.2004	3,415.73	3,147.42	268.31	8.52	153.74	5.03	384.68	11.86
30.06.2004	3,450.04	3,144.54	305.50	9.72	189.20	6.22	424.67	13.05
31.05.2004	3,500.26	3,114.61	385.65	12.38	254.99	8.49	524.16	16.24

30.04.2004	3,236.24	3,008.50	227.74	7.57	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	277.06	9.70	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	214.78	7.61	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	170.91	6.18	65.08	2.44	302.33	10.55

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the "de facto" overcollateralization, maintain a securing excess cover of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	**Mortgage *Pfandbriefe* outstanding**	**cover**	**Surplus cover**	**in %**	**Not yet serving as cover**
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4,5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31
31/12/2004	4,127.60	4,480.38	352.78	8.5	2,237.51
30/11/2004	4,180.37	4,391.70	211.33	5.1	2,212.20
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02
31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84

31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97
31/12/2004	14.06
30/11/2004	13.77
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12
31/05/2004	15.19
30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01

31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

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ESSEN HYP

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

30.06.2005

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	96.1	31.1	0.0	0.0	46.8	54.1	22.2	72.3	22.3	54.7	187.4	40.1
	West **	14.4	4.7	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.0	14.6	3.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	92.0	29.8	0.0	0.0	8.4	9.7	4.2	13.7	12.1	29.7	116.7	25.0
	West **	53.6	17.3	0.0	0.0	17.0	19.7	1.6	5.2	1.6	3.9	73.8	15.8
	East ***	4.9	1.6	0.0	0.0	1.6	1.8	0.2	0.7	0.0	0.0	6.7	1.4
Hotels and restaurants	Foreign countries	2.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.4
	West **	0.1	0.0	0.1	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	7.1	2.3	0.0	0.0	2.4	2.8	1.2	3.9	4.7	11.5	15.4	3.3
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	12.4	4.0	0.0	0.0	3.2	3.7	1.2	3.9	0.0	0.0	16.8	3.6
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	25.7	8.3	10.0	99.0	6.9	8.0	0.1	0.3	0.0	0.0	32.7	7.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	190.1	61.5	0.0	0.0	55.2	63.8	26.4	86.0	34.4	84.4	306.1	65.5
	West **	107.1	34.6	10.1	100.0	27.3	31.6	2.9	9.4	1.6	4.0	138.9	29.8
	East ***	12.0	3.9	0.0	0.0	4.0	4.6	1.4	4.6	4.7	11.6	22.1	4.7
	Total	**309.2**	**100.0**	**10.1**	**100.0**	**86.5**	**100.0**	**30.7**	**100.0**	**40.7**	**100.0**	**467.1**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	13.6	25.0	0.1	33.3	1.0	5.1	0.1	1.3	0.1	1.7	14.8	16.9
	East ***	4.4	8.1	0.1	33.3	0.5	2.6	0.1	1.3	0.0	0.0	5.0	5.7
Owned flats	Foreign countries	2.2	4.0	0.0	0.0	0.6	3.1	0.0	0.0	0.0	0.0	2.8	3.2
	West **	4.9	9.0	0.0	0.0	0.3	1.5	0.0	0.0	0.0	0.0	5.2	5.9
	East ***	0.2	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
Residen-tial con-struction for letting purposes	Foreign countries	18.6	34.2	0.0	0.0	16.5	84.2	7.4	97.4	5.8	98.3	48.3	55.2
	West **	7.9	14.5	0.0	0.0	0.6	3.1	0.0	0.0	0.0	0.0	8.5	9.7
	East ***	2.6	4.8	0.1	33.3	0.1	0.5	0.0	0.0	0.0	0.0	2.7	3.1
Total residential properties	Foreign countries	20.8	38.3	0.0	0.0	17.1	87.2	7.4	97.4	5.8	98.3	51.1	58.4
	West **	26.4	48.5	0.1	33.3	1.9	9.7	0.1	1.3	0.1	1.7	28.5	32.6
	East ***	7.2	13.2	0.2	66.7	0.6	3.1	0.1	1.3	0.0	0.0	7.9	9.0
	Total	**54.4**	**100.0**	**0.3**	**100.0**	**19.6**	**100.0**	**7.6**	**100.0**	**5.9**	**100.0**	**87.5**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	210.9	59.0	0.0	0.0	72.3	20.2	33.8	9.5	40.2	11.3	357.2	64.4
	West **	133.5	79.7	10.2	98.1	29.2	17.4	3.0	1.8	1.7	1.0	167.4	30.2
	East ***	19.2	64.0	0.2	1.9	4.6	15.4	1.5	5.0	4.7	15.7	30.0	5.4
	Total	**363.6**	**65.6**	**10.4**	**100.0**	**106.1**	**19.1**	**38.3**	**6.9**	**46.6**	**8.4**	**554.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	England	48.9	0.0	31.1	14.3	7.8	102.1	33.4
	France	36.7	0.0	12.2	6.1	11.6	66.6	21.8
	United States	10.5	0.0	3.5	1.8	2.9	18.7	6.1
Shops	Poland	25.3	0.0	8.4	4.2	12.1	50.0	16.3
	Spain	66.7	0.0	0.0	0.0	0.0	66.7	21.8
Hotels and restaurants	Spain	2.0	0.0	0.0	0.0	0.0	2.0	0.7
Total commercial properties	England	48.9	0.0	31.1	14.3	7.8	102.1	33.4
	France	36.7	0.0	12.2	6.1	11.6	66.6	21.8
	United States	10.5	0.0	3.5	1.8	2.9	18.7	6.1
	Poland	25.3	0.0	8.4	4.2	12.1	50.0	16.3
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	22.4
	Total	**190.1**	**0.0**	**55.2**	**26.4**	**34.4**	**306.1**	**100.0**

Residential Properties in Euro m 30.06.2005

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	2.2	0.0	0.6	0.0	0.0	2.8	5.5
Residential construction for letting purposes	United States	13.0	0.0	14.6	6.5	5.1	39.2	76.7

	France	5.6	0.0	1.9	0.9	0.7	9.1	17.8
Total residential properties	United States	13.0	0.0	14.6	6.5	5.1	39.2	76.7
	France	7.8	0.0	2.5	0.9	0.7	11.9	23.3
	Total	**20.8**	**0.0**	**17.1**	**7.4**	**5.8**	**51.1**	**100.0**

Total in Euro m 30.06.2005

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	United States	23.5	0.0	18.1	8.3	8.0	57.9	16.1
	England	48.9	0.0	31.1	14.3	7.8	102.1	28.7
	France	44.5	0.0	14.7	7.0	12.3	78.5	22.0
	Poland	25.3	0.0	8.4	4.2	12.1	50.0	14.0
	Spain	68.7	0.0	0.0	0.0	0.0	68.7	19.2
	Total	**210.9**	**0.0**	**72.3**	**33.8**	**40.2**	**357.2**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Raimund Bitter** Deputy Head of Treasury

Capital Markets	Money Markets	Derivatives
Oliver Schwarzer	Michael Leineweber	Oliver Schwarzer
Heinrich Strack	Monika Rieks	Stefan Zander

▷ **Ansgar Wittenbrink**

Research

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 05.07.2005

	Increases							Ratings	
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aaa	AAA
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aaa	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aaa	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aaa	AAA
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308	250	08/04	2,500	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ			1,500	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0AJ			2,000	3,25	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

257 461	5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank

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Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Head of Derivatives/ Structured Products
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail:**Heidi.Riedel@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Bloomberg / Reuters

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Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Financial Calendar 2005/2006

Key Dates 2005

Mid-November 2005	Interim Report as of September 30, 2005

Key Dates 2006

March 23, 2006	Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts
March 24, 2006	Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report
May 2006	Publication of the English version of our 2005 Annual Report
Mid-August 2006	Interim Report as of June 30, 2006
Mid-November 2006	Interim Report as of September 30, 2006

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- ☐ Annual Report 2002 German **(Download as PDF)**
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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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ESSEN HYP

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International Real Estate Finance

Contacts

▷ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ **Thomas Link**

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ **Rainer Polenz**

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and

Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ **Assem El Alami**

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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vdp-Pfandbrief Curve



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Credit Research
Last Update
August 2005
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Economic and Interest Rate Outlook G3
» **more**

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» **more** (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

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Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Compliance with the German Corporate Governance Code** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

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» www.essenhyp.de
Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors

The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on May 21, 2003, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders..

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

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Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Claims outstanding:												
Mortgage loans	108	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258
Public-sector loans	603	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102
Bonds and notes **)	31	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588
Other claims	0	491	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173
Public-sector *Pfandbriefe*	819	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571
Other bonds and notes / other liabilities	0	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855
New lending commitments:												
Mortgage loans	135	166	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956
Public-sector loans	875	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538
Bonds and notes**)	31	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541

Capital and reserves:												
Subscribed capital and reserves***)	41	157	260	265	311	377	454	426	554	554	584	654
Profit-sharing capital	0	36	54	54	129	187	243	255	279	284	324	319
Subordinated liabilities	0	33	130	130	155	189	244	244	298	297	348	358
Balance-sheet total:	1,103	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461
Net interest and commission income:	5.0	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	234.8
General operating expenses:												
Personnel expenses	0.8	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7
Other administrative expenses	0.7	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	11.0
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0
Operating result:	5.1	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6
Net income for the year:	3.1	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0
Allocation to revenue reserves:	3.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0	0.0
Total distribution:	0.0	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2	91.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Dr. Renate Krümmer
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

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Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

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Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: 00 44 20 72 83 31 42
Fax: 00 44 20 72 83 26 49

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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

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ESSEN HYP

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External Links

▷ **Commerzbank - Our Major Shareholder**

▷ **vdp - Verband deutscher Pfandbriefbanken** (Association of German Pfandbrief Banks)

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Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations Management
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner

We have tasked Eurohypo AG,
Rheinstr.3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

ESSEN HYP

Info Pool

Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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Downloads

These items are available:

- Annual Report 2004 (pdf)
- In the Spotlight: International Real Estate Projects (pdf)
- Interim Report as of September 30, 2004 (pdf)
- Press Release Interim Report as of September 30, 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Impressions

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, *Fundacion Real Fábrica de Tapices, Madrid***

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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Capital Market Conference

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

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This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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vdp-Pfandbrief Curve



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Credit Research
Last Update
August 2005
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Economic and Interest Rate Outlook G3
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Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Current Financial and Economic Topics
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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

Eastern Europe - Much Ado about Nothing! **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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ESSEN HYP

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Infopool

Press

Contact: Dr. Kerstin Büteführ
Tel.: +49/201/8135-626, Fax: +49/201/8135-135
kerstin.buetefuehr@essenhyp.com

- **Press Release "New Pfandbrief Act spurs Essen Hyp's capital market activities" (as of August 19, 2005)**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)**
- **Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 - PDF)**
- **Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 - PDF)**
- **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?" (as of June 14, 2005 - PDF)**
- **Press Release "Essen Hyp will have a closer look at public private partnership projects" (as of June 10, 2005 - PDF)**
- **Press Release "World Economic Forum at Essen Hyp's Capital Market Conference" (as of June 9, 2005 - PDF)**
- **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East" (as of June 8, 2005 - PDF)**
- **Press Release "Lending business" (as of June 01, 2005 - PDF)**
- **Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)**

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

- **Press Release "Business results 2004"**
  (as of March 18, 2005 - PDF)
- **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow"**
  (as of March 7, 2005 - PDF)
- **Public-sector Pfandbrief rating upgraded**
  (as of February 17, 2005 - PDF)
- **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)**
- **Press Release "Interest rates at an all-time low"**
  (as of February 9, 2005 - PDF)
- **Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)**
- **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)**
- **Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)**
- **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

Eastern Europe - Much Ado about Nothing! **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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ESSEN HYP

Home
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Online Contact

Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper
Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner
Secretariat:
Tel.: +49 201 8135-311

Treasury
Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Real Estate Finance Transaction Management
Secretariat:
Tel.: +49 201 8135-451

Corporate Management
Secretariat:
Tel.: +49 201 8135-361

Legal Department
Secretariat:
Tel.: +49 201 8135-484

National Real Estate Finance Marketing
Secretariat:
Tel.: +49 201 8135-636

Accounting and Taxes
Secretariat:
Tel.: +49 201 8135-601

International Real Estate Finance Marketing
Secretariat:
Tel.: +49 201 8135-632

Transaction Banking
Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of

» www.essenhyp.de
Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

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Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» **more**

ESSEN HYP

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last Update
August 2005
» more

Economic and Interest Rate Outlook G3
» more

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Current Financial and Economic Topics
Germany: Job Relocation to

Eastern Europe - Much Ado about Nothing! » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**